J R Thermal, LLC



ANNUAL REPORT

8903 Butler Circle

Austin, TX 78737

0

https://www.icegiantcooling.com

This Annual Report is dated April 30, 2025.

BUSINESS

JR Thermal, LLC ("IceGiant" or the "Company") is a Limited Liability Company ("LLC") that was formed on September 27, 2013, and is organized under the laws of Texas. JR Thermal, LLC is headquartered in the state of Texas. IceGiant is the current 'doing business as' name for JR Thermal, LLC (filed with Texas on 12/15/2021). IceGiant manufactures and sells products for the computer industry. IceGiant's business model consists of direct and channel sales focused on System Integrators and DIY PC enthusiasts, i.e., content creators, gamers, etc. Our high-performance PC products are sold across the world at retail and e-tail stores like Micro Center as well as direct-to-consumer online.
IceGiant holds registered patents and has patent applications set forth in Exhibit G relating to our unique cooling technologies and has just established partnerships with top-level distribution and retail companies. IceGiant is one of the first companies in the PC industry to sell a unique, high-performance cooling technology that outperforms existing technologies.

Previous Offerings

Name: Class A-1 Units
Type of security sold: Equity
Final amount sold: $520,000.00
Number of Securities Sold: 2,209,166
Use of proceeds: Technology development and commercialization
Date: January 18, 2019
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

We raised a seed round in 2019, made our first hire, and began the development of our cooling solution for the desktop PC market. We launched a presale for this product at the end of 2019 (only took deposits). In May of 2020, we began taking payments for the remaining balances and started taking full payment reservations as well. In November of 2020, we began selling in bulk to retail partners in Europe and Asia. The product launched in 2021. The company is now focusing on developing new products that will go to market in 2025.

Revenue

Revenue for fiscal year 2024 was $86,920 and was down from $128,055 in 2023. These results show the transition as we move more towards product development with less of a focus on sales.

With a focus on product and technology development, it is natural that sales have decreased. Moving forward, IceGiant will release two new products in 2025 and will work closely with our global sales channels to maximize sales and profitability.

Cost of Goods Sold

The Cost of Goods Sold in 2024 was $108,650, compared to $41,771 for 2023. Currently, sales are not at a level to reduce the cost of each component. We have recognized that our retail sales price is too low and will be looking to increase our margins going forward.

Gross Profit

Our 2024 gross profit was loss of $21,730, compared to $86,284 for 2023. This is a result of our renewed focus on technology and product development and less focus on revenue. Going forward, we will shift back towards a focus on sales and profitability.

Expenses

IceGiant's expenses are fairly simple. 2024 expenses totaled $217,139, compared to $185,096 for 2023. The vast majority of these expenses are from salary, shipping, and legal expenses. As IceGiant grows, one can expect these expenses to grow as we increase our headcount, file additional patents, defend current patents, and scale internationally.

Historical results and cash flows:

We believe that the Company's 2023 and 2024 cash flows are a baseline of what may be expected going forward. The company will release new, unique products into the market in 2025 and will work to maximize revenue and profitability going forward.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $42,850.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

Creditor: Oscar Martinez
Amount Owed: $71,543.00
Interest Rate: 0.0%
$71,543 of guaranteed payments to which creditor is entitled, but has agreed to defer.

Creditor: Jeremy Rice
Amount Owed: $18,000.00
Interest Rate: 0.0%
$18,000 of guaranteed payments to which creditor is entitled, but has agreed to defer.

Creditor: Lemtech Limited
Amount Owed: $233,070.00
Interest Rate: 0.0%
$233,070 of accounts payable to creditor, that creditor has agreed to defer.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jeremy Rice
Jeremy Rice's current primary role is with Google. Jeremy Rice currently services 10 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: President
Dates of Service: September, 2013 - Present
Responsibilities: Technology Development - Annual Salary of $58,500.00 with an equity ownership of 6,400,000 Class A units. Jeremy Rice is a part-time employee of JR Thermal, LLC. Jeremy works a total of 10 hours at JR Thermal, LLC.

Other business experience in the past three years:
Employer: Google
Title: Staff Mechanical Engineer
Dates of Service: April, 2019 - 2024
Responsibilities: Technology development

Name: Oscar Martinez
Oscar Martinez's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO
Dates of Service: April, 2019 - Present
Responsibilities: Company management - Annual Salary of $70,000.00 with an equity ownership of 1,600,000 Class A units.

Other business experience in the past three years:
Employer: IceGiant
Title: Vice President
Dates of Service: September, 2013 - April, 2019
Responsibilities: Business development

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Units
Member Name: Jeremy Rice
Amount and nature of Beneficial ownership: 6,400,000
Percent of class: 62.54

Title of class: Class A-1 Units
Member Name: P180 Investments LLC (managed by Joel Trammell, 100% owned by Joel Trammell
Amount and nature of Beneficial ownership: 2,062,500
Percent of class: 20.16

RELATED PARTY TRANSACTIONS

Name of Entity: Oscar Martinez
Relationship to Company: Officer and Equity Owner
Nature / amount of interest in the transaction: The loan to the Company includes $71,543 of guaranteed payments to which creditor is entitled, but has agreed to defer.
Material Terms: No material terms. 0% interest and no defined term.

Name of Entity: Jeremy Rice
Relationship to Company: Officer, Managing Member, and 20%+ Equity Owner
Nature / amount of interest in the transaction: The loan to the Company includes $18,000 of guaranteed payments to which creditor is entitled, but has agreed to defer.
Material Terms: No material terms. 0% interest and no defined term.

OUR SECURITIES

The company has authorized Class A-1 Units, Class A Units, Class B Units, and Class CF Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 548,717 of Class CF Units.

Class A-1 Units

The amount of security authorized is 2,475,000 with a total of 2,135,833 outstanding.

Voting Rights

1 vote per unit.

Material Rights

Please refer to Exhibit F of our Form C and review our current Operating Agreement which outlines the full material rights of these units. A summary is provided below.

Class A-1 and Class A units are defined as 'preferred units' and vote together on all matters.

Section 5.1 Regular Distributions. Available Cash and other property (including, without limitation, as a result of a Sale Transaction, a recapitalization or a liquidation of the Company) shall be distributed to the Members solely at such times and in such amounts as the Managing Member shall determine. The cumulative amount of Available Cash and, if applicable, other property declared by the Managing Member to be available for distribution under this Section 5.1 (including, without limitation, as a result of a Sale Transaction or a liquidation of the Company) shall be distributed to the Members in accordance with the following order of priority:

(a) First, to the Members holding Class CF Units and Class A-1 Units pro rata in proportion to such Members' respective (i) Unreturned Class CF Preference Amounts with respect to such Class CF Units and (ii) Unreturned Class A-1 Preference Amounts with respect to such Class A-1 Units until each such Member has been distributed an aggregate amount pursuant to this Section 5.1(a) sufficient to cause such Member's (x) Unreturned Class CF Preference Amount with respect to such Class CF Units to be reduced to zero dollars ($0.00) and/or (y) Unreturned Class A-1 Preference Amount with respect to such Class A-1 Units to be reduced to zero dollars ($0.00).

(b) Second, to the Members holding Class A Units pro rata in proportion to such Members' respective Unreturned Class A Capital Contributions with respect to such Class A Units until each such Member has been distributed an aggregate amount pursuant to this Section 5.1(b) sufficient to cause such Member's Unreturned Class A Capital Contribution with respect to such Class A Units to be reduced to zero dollars ($0.00).

(c) Third, to the Members holding Class A Units and the Members holding Class B Units pro rata in proportion to their respective Sharing Ratios until each such Member has received its Sharing Ratio of the aggregate amount distributed pursuant to Section 5.1(a), Section 5.1(b), and this Section 5.1(c).

(d) Thereafter, to the Members pro rata in proportion to their respective Sharing Ratios.

(e) Notwithstanding the foregoing provisions of this Section 5.1, any Class B Units issued with a Threshold Value greater than zero dollars ($0.00) shall be disregarded and treated as authorized but unissued Class B Units for purposes of the definition of Sharing Ratio as used in Section 5.1(c) (and, thus, the Member holding such Units will not be entitled to receive distributions pursuant to Section 5.1(c) and distributions otherwise made to such series shall instead be made to the holders of the other Units entitled to participate in such distribution) until the Company has made aggregate distributions under Section 5.1(c) equal to the Threshold Value.

(f) Notwithstanding the foregoing provisions of this Section 5.1, the Company shall retain any distribution (other than tax distributions under Section 5.2) otherwise payable with respect to any Unvested Units in accordance with the terms of the Restricted Unit Agreement governing such Units. In the event of forfeiture of Unvested Units pursuant to the terms of the Restricted Unit Agreement governing such Units, such retained distributions shall be distributed to the holders of other outstanding Units in accordance with this Section 5.1, subject to Section 5.1(e) or future application of this Section 5.1(f). In the event and to the extent Unvested Units with respect to which distributions have been retained pursuant to this Section 5.1(f) become Vested Units, the Members holding such Vested Units will, subject to Section 5.9, receive the distributions retained pursuant to this Section 5.1(f) related to the number of Unvested Units that have become Vested Units.

Section 6.3 Co-Sale (Tag-Along) Provisions.

(a) This Section 6.3 shall apply to any Proposed Transfer of ROFR Units to a Person other than the Company or a ROFR Holder pursuant to Section 6.2 (any such ROFR Units referred to as the "Co-Sale Units"), unless such Transfer is a Permitted Transfer or such Transfer has been consented to in writing by the Managing Member and a Majority in Interest.

(b) If a Transferor desires to Transfer Co-Sale Units, then such Transferor shall offer (the "Co-Sale Offer") to include in such Transfer the Units owned and designated by any holder of Preferred Units that elects not to exercise its purchase rights under Section 6.2 (any such holders being referred to herein collectively as the "Co-Sale Offerees") on the same terms as specified in the Proposed Transfer, in accordance with the remaining terms of this Section 6.3. Any Proposed Transfer that triggers a Co-Sale Offer pursuant to this Section 6.3(b) shall hereinafter be referred to as a "Proposed Co-Sale Transfer", and the Transferee of such Proposed Co-Sale Transfer shall hereinafter be referred to as the "Co-Sale Buyer".

Please refer to the Operating Agreement.

Section 6.4 Drag-Along Obligations.

(a) If (i) any Independent Third Party (a "Third-Party Buyer") submits a written offer to the Company to effect a Sale Transaction (a "Sale of the Company Offer"), and (ii) the Managing Member and a Majority in Interest accepts such offer, then the Company shall have the right to require each other Member (each, a "Drag-Along Person") to Transfer all of such Member's Units to such Third-Party Buyer.

(b) In connection with a Transfer pursuant to this Section 6.4, each Drag-Along Person shall only: (i) be required to represent and warrant as to customary corporate matters about itself (such as due authorization, absence of conflicts and enforceability) and as to the unencumbered title to the Units to be sold by such Person, (ii) be required to bear its pro rata share of any post-closing indemnity obligations restricted to the representations and warranties in (b)(i) above (provided that such indemnity obligations shall be several and not joint and several), (iii) be subject to the same post-closing purchase price adjustments, escrow terms, offset rights and holdback terms as each other Member, proportionate to the Units sold by such Person and (iv) be required to deliver customary stock powers, letters of transmittal or other similar transfer documentation; in each case, on the same terms, provisions and documents as each other Member. Notwithstanding the foregoing, in no event shall any Drag-Along Person's obligations with respect to a Transfer pursuant to this Section 6.4 exceed the consideration to be received by such Person from such transaction.

(c) All of the consideration payable to the Members in a Sale Transaction under this Section 6.4 first shall be aggregated by the Company, as disbursing agent, before distributing any such consideration to any of the Members. The Company, acting solely as the disbursing agent of the Members, shall then distribute the aggregate consideration to the Members in the same manner such consideration would have been distributed had such distribution been made under Section 5.1 of this Agreement. If the Sale Transaction involves the issuance of any stock or other equity consideration in a transaction not involving a public offering and any Member otherwise entitled to receive consideration in such transaction is not a Qualified Investor, then the Company may require each Member that is not a Qualified Investor (i) to receive solely cash in such transaction, (ii) to otherwise be cashed out (by redemption or otherwise) by the Company or any other Member prior to the consummation of such transaction and/or (iii) to appoint a purchaser representative (as contemplated by Rule 506 of Regulation D of the Securities Act) selected by the Company, with the intent being that such Member that is not a Qualified Investor receive substantially the same value that such Member would have otherwise received had such Member been a Qualified Investor.

(d) No Drag-Along Person shall have any dissenters' or appraisal rights in connection with a Sale Transaction under this Section 6.4. Each Drag-Along Person shall vote in favor of a Sale Transaction approved in the manner described above. Each Drag-Along Person hereby releases, and will execute such further instruments as the Company reasonably requests to further evidence the waiver of, such dissenters' and appraisal rights.

(e) Each Member hereby makes, constitutes and appoints the Managing Member its true and lawful attorney-in-fact for it and in its name, place, and stead and for its use and benefit, to sign, execute, certify, acknowledge, swear to, file and record any instrument that is now or may hereafter be deemed necessary by the Company in its reasonable discretion to carry out fully the provisions and the agreements, obligations and covenants of such Member in this Section 6.4. Each Member hereby gives such attorney-in-fact full power and authority to do and perform each and every act or thing whatsoever requisite or advisable to be done in connection with such Member's obligations and agreements pursuant to this Section 6.4 as fully as such Member might or could do personally, and hereby ratifies and confirms all that any such attorney-in-fact shall lawfully do or cause to be done by virtue of the power of attorney granted hereby. The power of attorney granted pursuant to this Section 6.4(e) is a special power of attorney, coupled with an interest, and is irrevocable, and shall survive the bankruptcy, insolvency, dissolution, death or cessation of existence of the applicable Member.

Class A Units

The amount of security authorized is 8,097,287 with a total of 8,000,000 outstanding.

Voting Rights

1 vote per unit.

Material Rights

The amount outstanding of 8,000,000 Class A units does not include 97,287 Class A units reserved for issuance pursuant to warrants.

Class A-1 and Class A units are defined as 'preferred units' and vote together on all matters.

Please refer to Exhibit F of our Form C and review our current Operating Agreement which outlines the full material rights of these units. Summary is provided in Class A-1 units material rights section.

Class B Units

The amount of security authorized is 850,000 with a total of 120,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Units.

Material Rights

The amount outstanding of 120,000 Class B units does not include 64,000 Class B units reserved for issuance pursuant to warrants and 666,000 reserved for issuance pursuant to an equity incentive program.

Please refer to Exhibit F of our Form C and review our current Operating Agreement which outlines the full material rights of these units. Summary is provided below.

Section 5.1 Regular Distributions. Available Cash and other property (including, without limitation, as a result of a Sale Transaction, a recapitalization or a liquidation of the Company) shall be distributed to the Members solely at such times and in such amounts as the Managing Member shall determine. The cumulative amount of Available Cash and, if applicable, other property declared by the Managing Member to be available for distribution under this Section 5.1 (including, without limitation, as a result of a Sale Transaction or a liquidation of the Company) shall be distributed to the Members in accordance with the following order of priority:

(a) First, to the Members holding Class CF Units and Class A-1 Units pro rata in proportion to such Members' respective (i) Unreturned Class CF Preference Amounts with respect to such Class CF Units and (ii) Unreturned Class A-1 Preference Amounts with respect to such Class A-1 Units until each such Member has been distributed an aggregate amount pursuant to this Section 5.1(a) sufficient to cause such Member's (x) Unreturned Class CF Preference Amount with respect to such Class CF Units to be reduced to zero dollars ($0.00) and/or (y) Unreturned Class A-1 Preference Amount with respect to such Class A-1 Units to be reduced to zero dollars ($0.00).

(b) Second, to the Members holding Class A Units pro rata in proportion to such Members' respective Unreturned Class

A Capital Contributions with respect to such Class A Units until each such Member has been distributed an aggregate amount pursuant to this Section 5.1(b) sufficient to cause such Member's Unreturned Class A Capital Contribution with respect to such Class A Units to be reduced to zero dollars ($0.00).

(c) Third, to the Members holding Class A Units and the Members holding Class B Units pro rata in proportion to their respective Sharing Ratios until each such Member has received its Sharing Ratio of the aggregate amount distributed pursuant to Section 5.1(a), Section 5.1(b), and this Section 5.1(c).

(d) Thereafter, to the Members pro rata in proportion to their respective Sharing Ratios.

(e) Notwithstanding the foregoing provisions of this Section 5.1, any Class B Units issued with a Threshold Value greater than zero dollars ($0.00) shall be disregarded and treated as authorized but unissued Class B Units for purposes of the definition of Sharing Ratio as used in Section 5.1(c) (and, thus, the Member holding such Units will not be entitled to receive distributions pursuant to Section 5.1(c) and distributions otherwise made to such series shall instead be made to the holders of the other Units entitled to participate in such distribution) until the Company has made aggregate distributions under Section 5.1(c) equal to the Threshold Value.

(f) Notwithstanding the foregoing provisions of this Section 5.1, the Company shall retain any distribution (other than tax distributions under Section 5.2) otherwise payable with respect to any Unvested Units in accordance with the terms of the Restricted Unit Agreement governing such Units. In the event of forfeiture of Unvested Units pursuant to the terms of the Restricted Unit Agreement governing such Units, such retained distributions shall be distributed to the holders of other outstanding Units in accordance with this Section 5.1, subject to Section 5.1(e) or future application of this Section 5.1(f). In the event and to the extent Unvested Units with respect to which distributions have been retained pursuant to this Section 5.1(f) become Vested Units, the Members holding such Vested Units will, subject to Section 5.9, receive the distributions retained pursuant to this Section 5.1(f) related to the number of Unvested Units that have become Vested Units.

Class CF Units

The amount of security authorized is 1,200,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class CF Units.

Material Rights

Please refer to Exhibit F of our Form C and review our current Operating Agreement which outlines the full material rights of these units. A summary is provided below.

Voting Rights.

(c) Voting Rights. The Preferred Units shall vote together as a single class on all matters. Holders of Preferred Units shall have one vote per Preferred Unit held of record thereby. The holders of Class CF Units and the holders of Class B Units shall not be entitled to vote such Units on any matter except as otherwise provided in this Agreement or the Act.

Section 5.1 Regular Distributions.

Available Cash and other property (including, without limitation, as a result of a Sale Transaction, a recapitalization or a liquidation of the Company) shall be distributed to the Members solely at such times and in such amounts as the Managing Member shall determine. The cumulative amount of Available Cash and, if applicable, other property declared by the Managing Member to be available for distribution under this Section 5.1 (including, without limitation, as a result of a Sale Transaction or a liquidation of the Company) shall be distributed to the Members in accordance with the following order of priority:

(a) First, to the Members holding Class CF Units and Class A-1 Units pro rata in proportion to such Members' respective (i) Unreturned Class CF Preference Amounts with respect to such Class CF Units and (ii) Unreturned Class A-1 Preference Amounts with respect to such Class A-1 Units until each such Member has been distributed an aggregate amount pursuant to this Section 5.1(a) sufficient to cause such Member's (x) Unreturned Class CF Preference Amount with respect to such Class CF Units to be reduced to zero dollars ($0.00) and/or (y) Unreturned Class A-1 Preference Amount with respect to such Class A-1 Units to be reduced to zero dollars ($0.00).

"Class CF Preference Amount" means, with respect to each Class CF Unit, the aggregate amount of Capital Contributions made with respect to such Class CF Unit by the Member holding such Class CF Unit, multiplied by two (2).

"Unreturned Class CF Preference Amount" means, with respect to a Member holding Class CF Units, the excess, if any, of (i) the aggregate Class CF Preference Amount with respect to such Class CF Units over (ii) the aggregate amount of distributions made by the Company to the Member in return thereof pursuant to Section 5.1(a).

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in IceGiant involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class CF Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in IceGiant should consider all of the information provided to such potential investor regarding IceGiant as well as the following risk factors, in addition to the other information listed in IceGiant's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in IceGiant. Our business projections are only projections There can be no assurance that IceGiant will meet our projections. There can be no assurance that IceGiant will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide our product at a level that allows IceGiant to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by IceGiant. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For at least the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the computer parts manufacturing industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in IceGiant performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in equity or debt financings in the future, which may reduce the value of your investment in the Class CF units. Interest on debt securities could increase costs and negatively impact operating results. Equity Securities could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of the Equity Securities could be more advantageous to those investors than to the holders of Class CF Units. In addition, if we need to raise more equity capital from the sale of Class CF Units, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per unit. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Minority Holder; Securities with No Voting Rights The CF units that an investor is buying have no voting rights attached to them. This means that you will have no rights in dictating how IceGiant will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if, and to the extent, there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of IceGiant to make good business decisions that grow your investment. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our new products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits IceGiant was formed on September 27th, 2013. Accordingly, IceGiant has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as IceGiant reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay distributions on any Class CF Units once our Managing Member determines that we are financially able to do so. IceGiant has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the future or generate sufficient revenues to pay distributions to the holders of the Class CF Units. We are an early stage company and have limited revenue and operating history IceGiant has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that PC cooling is a good idea, that our team will be able to successfully market and sell our products, and that we can price them right and sell them to enough customers so that IceGiant will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of IceGiant's most valuable assets is its intellectual property. IceGiant owns the registered patents, patent applications, trademarks, copyrights, and Internet domain names, together with various trade secrets. We believe one of the most valuable components of IceGiant is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the intellectual property rights owned by IceGiant. IceGiant intends to continue to protect its intellectual property portfolio from such violations, but we may not be successful in stopping any such violations. It is important to note that unforeseeable costs associated with such practices may adversely impact IceGiant. We have pending patent approval's that might be vulnerable One of IceGiant's most valuable assets is its intellectual property. IceGiant's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of IceGiant is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by IceGiant. IceGiant intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of IceGiant due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that our patent applications may not result in issued patents or competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents, patent applications, or trademarks unenforceable through some other mechanism. If competitors are able to bypass our patent, trademark, or copyright protection without obtaining a sublicense, it is likely that IceGiant's value will be materially and adversely impacted. This could also impair IceGiant's ability to compete in the marketplace. Moreover, if our trademarks, patents, or copyrights are deemed unenforceable, IceGiant will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for IceGiant. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Patent, trademark, and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, patent applications, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s), patent application(s), trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s), patent application(s), trademark(s) or copyright(s) could have adverse consequences for IceGiant, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s), patent application(s), trademark(s), or copyright(s) because of the cost of enforcement, your investment in IceGiant could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, IceGiant requires capable people to run its day-to-day operations. As IceGiant grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and IceGiant's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of our products may no longer be in the best interest of IceGiant. At such point IceGiant may no longer want to sell our products and therefore your investment in IceGiant may be adversely affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including supplies, manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other third parties' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The amount raised in this offering may include investments from officers and the Managing Member of the company or their immediate family members. Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and the Managing Member (and immediate family members) of the Company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Risk within the PC Industry The PC industry as a whole is prone to volatility and can be influenced by outside factors. As a general trend, PC production has been declining for several years, until the pandemic. The PC industry also follows a trend in which hardware becomes outdated and new technologies are consistently causing older technologies to become outdated. This could render our products outdated, resulting in an adverse impact on your investment. Product Risk - New Technology While IceGiant has developed our technology and the manufacturing processes necessary to create it based on our expectation of what the market demands, there is no guarantee regarding future versions of this technology or their acceptance by the market. PC Market Competition As one of the leading industries in regards to new technologies, the PC market creates a high amount of risk for existing companies and their technologies. New technologies are consistently replacing older technologies, which could lead to IceGiant's core technology being replaced by something with higher performance or much lower cost. This could render our products outdated, resulting in an adverse impact on your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2025.

J R Thermal, LLC

By   /s/ *Oscar Martinez*

      Name: J R Thermal LLC

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

J R Thermal, LLC
Balance Sheet
As of December 31, 2023

	Dec 31, 23
ASSETS	
Current Assets	
Checking/Savings	
Horizon Checking (XXX 1394)	11,072.80
Horizon Money Market	185,361.36
Total Checking/Savings	196,434.16
Accounts Receivable	
Accounts Receivable (A/R)	1,443.22
Total Accounts Receivable	1,443.22
Other Current Assets	
Inventory Asset	290,358.16
Uncategorized Asset	185,405.63
Total Other Current Assets	475,763.79
Total Current Assets	673,641.17
Other Assets	
Start Up Costs	17,714.31
Organizational Costs	4,786.05
Accumulated Amortization	-14,500.00
Total Other Assets	8,000.36
TOTAL ASSETS	**681,641.53**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	272,208.18
Total Accounts Payable	272,208.18
Other Current Liabilities	
Direct Deposit Liabilities	-2,386.00
Payroll Liabilities	
Edward Jones	7,566.97
Federal Taxes (941/944)	67,335.86
Federal Unemployment (940)	247.02
TX Unemployment Tax	913.21
Total Payroll Liabilities	76,063.06
Total Other Current Liabilities	73,677.06
Total Current Liabilities	345,885.24
Long Term Liabilities	
Loan Payable - Jeremy Rice	22,500.00
Loan Payable - Oscar Martinez	71,543.05
Loan Payable - P180	240,629.47
Total Long Term Liabilities	334,672.52
Total Liabilities	680,557.76

J R Thermal, LLC
Balance Sheet
As of December 31, 2023

	Dec 31, 23
Equity	
Partners Capital - StartEngine	275,773.00
Partners Capital - Jeremy	-570,902.00
Partners Capital - Oscar	-192,226.00
Partners Capital - P180 Investm	586,213.00
Partners Capital - David Rosen	13,076.00
Partners Capital - Gary Forni	-9,517.00
Partners Capital - Katherine Ca	-1,902.00
Retained Earnings	-1,027.64
Net Income	-98,403.59
Total Equity	1,083.77
TOTAL LIABILITIES & EQUITY	**681,641.53**

J R Thermal, LLC
Profit & Loss
January through December 2023

	Jan - Dec 23
Ordinary Income/Expense	
Income	
Sales Tax	-379.29
Sales	42,805.22
Service/Fee Income	34,000.00
Unapplied Cash Payment Income	887.21
Uncategorized Income	50,741.56
Total Income	128,054.70
Cost of Goods Sold	
Freight & delivery - COS	-230.55
Supplies & Materials - COGS	42,001.32
Total COGS	41,770.77
Gross Profit	86,283.93
Expense	
Charitable Contribution	1,586.74
Postage	336.36
Health Insurance	
Health Insurance - Oscar	9,975.30
Health Insurance - Katherine	6,704.50
Health Insurance - Other	645.56
Total Health Insurance	17,325.36
Advertising	100.85
Amortization Expense	1,500.00
Bank Charges	345.00
Dues & Subscriptions	
Payroll Fees - Intuit	48.60
Dues & Subscriptions - Other	8,415.17
Total Dues & Subscriptions	8,463.77
Freight & Delivery	230.57
Guaranteed Payments - Oscar	9,230.76
Insurance	
Dental	624.60
Insurance - Liability	835.70
Insurance - Other	1,958.58
Total Insurance	3,418.88
Legal & Professional Fees	27,458.84
Meals and Entertainment	52.28
Office Expenses	1,305.82
Other Miscellaneous Service Cos	-971.63
Payroll Expenses	
Wages	78,333.25
Taxes (Fica/Medi)	5,992.50
State Unemployment	288.00
TWC	-263.47
FUTA	52.00
Payroll Expenses - Other	-2,053.97
Total Payroll Expenses	82,348.31

J R Thermal, LLC
Profit & Loss
January through December 2023

	Jan - Dec 23
Rent or Lease	5,048.00
Shipping and delivery expense	6,929.58
Simple IRA	2,213.90
Supplies	9,317.26
Supplies & Materials	8,609.70
Travel	236.82
Travel Meals	8.58
Total Expense	**185,095.75**
Net Ordinary Income	**-98,811.82**
Other Income/Expense	
Other Income	
Interest Earned	408.23
Total Other Income	**408.23**
Net Other Income	**408.23**
Net Income	**-98,403.59**

J R Thermal, LLC
Statement of Cash Flows
January through December 2023

	Jan - Dec 23
OPERATING ACTIVITIES	
Net Income	-98,403.59
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable (A/R)	-1,438.22
Loans to Others	9,370.53
Accounts Payable	39,138.32
Direct Deposit Liabilities	-2,386.00
Direct Deposit Payable	-14,026.62
Payroll Liabilities:Edward Jones	-2,676.51
Payroll Liabilities:Federal Taxes (941/944)	20,786.00
Payroll Liabilities:Federal Unemployment (940)	52.00
Texas State Comptroller Payable	-206.25
Net cash provided by Operating Activities	-49,790.34
INVESTING ACTIVITIES	
Accumulated Amortization	1,500.00
Net cash provided by Investing Activities	1,500.00
FINANCING ACTIVITIES	
Loan Payable - Jeremy Rice	4,500.00
Loan Payable - Oscar Martinez	0.01
Loan Payable - P180	240,629.47
Net cash provided by Financing Activities	245,129.48
Net cash increase for period	196,839.14
Cash at beginning of period	-404.98
Cash at end of period	**196,434.16**

J R Thermal, LLC
Balance Sheet
As of December 31, 2024

	Dec 31, 24
ASSETS	
Current Assets	
Checking/Savings	
Horizon Checking (XXX 1394)	4,004.16
Horizon Money Market	38,845.52
Total Checking/Savings	42,849.68
Accounts Receivable	
Accounts Receivable (A/R)	17,340.78
Total Accounts Receivable	17,340.78
Other Current Assets	
Inventory Asset	290,358.16
Uncategorized Asset	185,405.63
Undeposited Funds	2,046.34
Total Other Current Assets	477,810.13
Total Current Assets	538,000.59
Other Assets	
Start Up Costs	17,714.31
Organizational Costs	4,786.05
Accumulated Amortization	-14,500.00
Total Other Assets	8,000.36
TOTAL ASSETS	**546,000.95**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	272,208.18
Total Accounts Payable	272,208.18
Other Current Liabilities	
Payroll Liabilities	
Edward Jones	12,900.25
Federal Taxes (941/944)	51,074.36
Federal Unemployment (940)	240.02
TX Unemployment Tax	1,133.71
Total Payroll Liabilities	65,348.34
Total Other Current Liabilities	65,348.34
Total Current Liabilities	337,556.52
Long Term Liabilities	334,672.52
Total Liabilities	672,229.04
Equity	
Partners Capital - StartEngine	275,773.00
Partners Capital - Jeremy	-570,902.00
Partners Capital - Oscar	-192,226.00
Partners Capital - P180 Investm	586,213.00
Partners Capital - David Rosen	13,076.00
Partners Capital - Gary Forni	-9,517.00
Partners Capital - Katherine Ca	-1,902.00
Retained Earnings	-99,431.23
Net Income	-127,311.86
Total Equity	-126,228.09
TOTAL LIABILITIES & EQUITY	**546,000.95**

J R Thermal, LLC
Profit & Loss
January through December 2024

	Jan - Dec 24
Ordinary Income/Expense	
Income	
Sales	76,740.10
Uncategorized Income	10,180.51
Total Income	86,920.61
Cost of Goods Sold	
Cost of Goods Sold	8,290.00
Supplies & Materials - COGS	100,360.22
Total COGS	108,650.22
Gross Profit	-21,729.61
Expense	
Postage	263.72
Health Insurance	
Health Insurance - Oscar	0.00
Health Insurance - Katherine	0.00
Health Insurance - Other	13,846.34
Total Health Insurance	13,846.34
Advertising	133.02
Bank Charges	1,198.82
Disposal Fees	80.48
Dues & Subscriptions	
Payroll Fees - Intuit	97.99
Dues & Subscriptions - Other	15,000.26
Total Dues & Subscriptions	15,098.25
Freight & Delivery	1,793.24
Guaranteed Payments - Oscar	38,205.09
Insurance	
Dental	813.24
Insurance - Liability	873.50
Insurance - Other	4,265.20
Total Insurance	5,951.94
Legal & Professional Fees	20,708.10
Meals and Entertainment	1,588.02
Office Expenses	349.57
Other Miscellaneous Service Cos	47.06
Payroll Expenses	
Wages	79,999.92
Taxes (Fica/Medi)	6,120.00
State Unemployment	243.00
FUTA	42.00
Total Payroll Expenses	86,404.92
Rent or Lease	5,865.00
Repair & Maintenance	10.00
Shipping and delivery expense	15,002.22
Simple IRA	797.36
Supplies & Materials	6,118.62
Travel	3,664.78
Travel Meals	12.72
Total Expense	217,139.27
Net Ordinary Income	-238,868.88

J R Thermal, LLC
Profit & Loss
January through December 2024

	Jan - Dec 24
Other Income/Expense	
Other Income	124,961.15
Other Expense	13,404.13
Net Other Income	111,557.02
Net Income	**-127,311.86**

J R Thermal, LLC
Statement of Cash Flows
January through December 2024

	Jan - Dec 24
OPERATING ACTIVITIES	
Net Income	-252,311.86
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable (A/R)	-15,897.56
Direct Deposit Liabilities	2,386.00
Payroll Liabilities:Edward Jones	5,333.28
Payroll Liabilities:Federal Taxes (941/944)	-16,261.50
Payroll Liabilities:Federal Unemployment (940)	-7.00
Payroll Liabilities:TX Unemployment Tax	220.50
Net cash provided by Operating Activities	-276,538.14
FINANCING ACTIVITIES	
Partners Capital - P180 Investm	125,000.00
Net cash provided by Financing Activities	125,000.00
Net cash increase for period	-151,538.14
Cash at beginning of period	196,434.16
Cash at end of period	**44,896.02**

NOTE 1 – NATURE OF OPERATIONS

J R Thermal, LLC was formed on September 27, 2013 ("Inception") in the State of Texas. The financial statements of J R Thermal, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in Austin, Texas.

The company manufactures and sells products for the computer industry. The company's business model consists of direct and channel sales focused on System Integrators and DIY PC enthusiasts, i.e., content creators, gamers, etc. Our high-performance PC products are sold across the world at retail and e-tail stores like Micro Center as well as direct-to-consumer online.

The company holds registered patents and has patent applications relating to our unique cooling technologies and has established partnerships with top-level distribution and retail companies. The company is one of the first companies in the PC industry to sell a unique, high-performance cooling technology that outperforms existing technologies.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1
- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2
- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3
- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from engineering services and the sale of product within the desktop PC market when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Texas state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The company owes debts to Oscar Martinez and Jeremy Rice for deferred payments and loans. The company owes its manufacturer for product that is sold in the desktop PC market.

NOTE 4 – COMMITMENTS AND CONTINGENCIES
We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. The company does not have any material commitments, leases, obligations to outside entities with the exception of the debt referred to previously.

NOTE 5 – STOCKHOLDERS' EQUITY

Preferred Units
We have authorized the issuance of 8,097,287 Class A units, 3,202,868 Class A-1 units, and 173,230 Class CF units with par value of $1.90. As of 12/31/2024 the company has currently issued 8,000,000 Class A units, 2,669,350 Class A-1 units, and 173,230 Class CF units.

Common Units
We have authorized the issuance of 850,000 Class B units with par value of $1.90. As of December 31, 2024 the company has currently issued 220,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS
The Founders of the company have provided financial assistance to the company in an effort to maintain normal operations. These loans are currently outstanding and are not accumulating interest.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated subsequent events that occurred after December 31, 2024 through April 29, 2025. The company has raised an additional $250,000 and has authorized and issued equity in regards to this investment.

J R Thermal LLC

Statement of Change in Equity

Equity as of December 31, 2023	$(98,404.00)
Units Issued	0
Retained Earnings	$(99,431.00)
Net Income	$(127,312.00)
Equity as of December 31, 2024	$(126,228.00)

I, Oscar Martinez, the CEO of J R Thermal, LLC, hereby certify that the financial statements of J R Thermal, LLC and notes thereto for the periods ending December 31, 2023 and December 31, 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

J R Thermal, LLC has not yet filed its federal tax return for 2024.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 29, 2024.

_____

CEO
_____
4/29/25
_____

CERTIFICATION

     I, Oscar Martinez, Principal Executive Officer of J R Thermal, LLC, hereby certify that the financial statements of J R Thermal, LLC included in this Report are true and complete in all material respects.

Oscar Martinez

CEO